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                                      Filed by SmartForce Public Limited Company
                                   pursuant to Rule 425 under the Securities Act
                                            of 1933 and deemed filed pursuant to
                           Rule 14a-12 under the Securities Exchange Act of 1934
                                          Subject Company: SkillSoft Corporation
                                                   Commission File No. 000-28823

On June 10, 2002, SmartForce posted to its website and distributed the following email message to its customers related to the planned merger between SkillSoft Corporation and a wholly owned subsidiary of SmartForce:

Dear Customer

We have just announced our intent to merge with SkillSoft and, in so doing, to create an industry powerhouse that will be uniquely positioned to support and respond to your e-Learning needs now and in the future.

The SmartForce merger with SkillSoft will create a new company with a combined customer base of well over half of the Global 5,000 and best-of-breed content and learning solutions of some 8,000+ hours across all of the business-critical subject categories - IT, Enterprise Applications, Sales and CRM, Business Skills, Interpersonal Skills and Management. It will be led by a management team with an unrivaled track record of success and experience within this business. And it will have the financial strength and viability to prosper and expand its leadership in an industry that, while still in its infancy and notwithstanding the currently challenging climate, offers an enormous opportunity for many of you and for us going forward.

In an effort to explain just why this merger is such good news for us and for you, let me reflect on two areas I have discussed with many of you over recent months.

First, we have discussed how the e-Learning industry is not only in a nascent phase, but is also in a state of some confusion. Much debate exists on the future role of the learning infrastructure players, and on the convergence of e-learning infrastructure software with the other enterprise software categories and vendors - ERP, CRM HRM to name a few. What attracts no debate is the continuing criticality of learning content, learning solutions and high-quality learning and knowledge experiences and tools for your employees. And while we continue to invest in all of the key elements of a comprehensive e-learning initiative - content, technology and services - this proposed merger underscores our emphasis on learning content and learning solutions as being at the very core of the value propositions we develop and make available to you.

Second, many of you have mentioned to me your desire to be able to source more and more of your total e-learning needs from a smaller selection of vendor partners. We believe that this merger will allow us to offer, and to continue to develop, an ever-wider range of learning applications across all of your critical functional and business process areas.

The announcement of this intended merger marks another exciting phase in the progress of SmartForce and in the evolution of the industry. I look forward to continuing to work with all of you and to being able to address, through our learning solutions, more and more of your business challenges and objectives in the coming months and years.

If you would like to read more detailed information on the merger, please visit our website by clicking on the following link www.smartforce.com

Regards,

Greg Priest
Chairman and CEO
SmartForce

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Additional Information And Where To Find It

SmartForce intends to file a registration statement on Form S-4 in connection with the transaction, and SmartForce and SkillSoft intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of SmartForce and SkillSoft are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about SmartForce, SkillSoft and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from SmartForce or SkillSoft. SmartForce and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SmartForce and SkillSoft in favor of the transaction. SkillSoft and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SmartForce and SkillSoft in favor of the transaction.As of May 31, 2002, SmartForce's directors and executive officers beneficially owned approximately 4.5 percent of SmartForce's outstanding voting stock. Information regarding SkillSoft's executive officers is contained in SkillSoft's Form 10-K for the year ended January 31, 2002 and its proxy statement dated May 13, 2002, which are filed with the SEC. As of May 31, 2002, SkillSoft's directors and executive officers beneficially owned approximately 43 percent of SkillSoft's outstanding common stock. A description of employment agreements and other interests of the SmartForce and SkillSoft directors and officers will be available in the Registration Statement and the Join Proxy Statement/Prospectus.

In addition to the registration statement on Form S-4 to be filed by SmartForce in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of SmartForce and SkillSoft in connection with the transaction, each of SmartForce and SkillSoft file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by SmartForce and SkillSoft with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from SmartForce or SkillSoft.

Forward Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding expected synergies, the effect of the merger on long-term customer and shareholder value, the ability to grow revenues and profits, the return on training investments for the companies' customers, timing of closing, industry ranking, execution of integration plans, management and organizational structure, the name of the combined company, and the tax effect to the shareholders of both companies. All forward-looking statements in this document are subject to risks, uncertainties and assumptions that could cause actual results or events to differ materially from those contained in the forward-looking statements. The factors that could cause actual results or events to differ include, but are not

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limited to, the possibility that the market for the sale of certain products and services may not develop as expected, that development of these products and services may not proceed as planned, that the transaction does not close, that the companies may be required to modify aspects of the transaction to achieve regulatory approval, that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty, that the parties opt for a different name for the combined company or that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies. Additional factors that could cause actual results or events to differ materially from those in the forward-looking statements are included in SmartForce's and SkillSoft's filings with the Securities and Exchange Commission, specifically SmartForce's annual report on Form 10-K for the year ended December 31, 2001, SkillSoft's quarterly report on Form 10-Q for the quarter ended April 30, 2002, and subsequently filed reports. The forward-looking information provided by SmartForce in this document represents SmartForce's views as of June 10, 2002. SmartForce anticipates that subsequent events and developments may cause these views to change. However, while SmartForce may elect to update this forward-looking information at some point in the future, SmartForce specifically disclaims any obligation to do so. This forward-looking information should not be relied upon as representing SmartForce's views at any date subsequent to the date of this document.